Exhibit 99.1

ElectraMeccanica Continues Retail Expansion Campaign With Seven New Locations

VANCOUVER, British Columbia, Feb. 17, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced the expansion of its retail footprint into seven (7) additional locations along the West Coast of the United States. These direct-to-consumer retail centers include the Company’s first locations in Colorado and Washington as well as additional locations in California, Arizona and Oregon. Following the opening of these new locations, the Company now maintains a total of 20 locations in ten (10) major metropolitan areas within five (5) states in the western U.S.

The new locations are set to open in May and June in traditional, high-end malls and town centers including Arden Fair Mall in Sacramento, CA; Clackamas Town Center in Portland, OR; Alderwood Mall in Seattle, WA; Chandler Fashion Center in Chandler, AZ; Park Meadows in Lone Tree, CO; Del Amo Fashion Center in Torrance, CA; and The Shops at Mission Viejo in Mission Viejo, CA. For a complete list of current retail outlets, please visit ElectraMeccanica’s website here.

“Our ongoing retail expansion campaign aligns with our long-term strategic growth initiative to establish direct-to-consumer outlets that showcase the SOLO to eco-conscious consumers,” said ElectraMeccanica CEO Paul Rivera. “With the opening of these additional locations, we aim to create a personalized shopping experience, garner increased awareness of the SOLO brand and extend our geographic footprint into areas that are well-suited for a multi-use, urban ecosystem for personal, commercial, utility and fleet applications.”

The Company’s retail expansion program is designed to create a personalized, smart and frictionless shopping experience, offering customers the opportunity to explore the ins and outs of the vehicle and place reservations for the SOLO EV both online and in person. ElectraMeccanica’s sales experts are standing by at each location to assist prospective customers and deliver the “Drive SOLO” experience to all interested parties.

The SOLO is a purpose-built, three-wheeled, all-electric solution for the urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO features front and rear crumple zones, side impact protection, roll bar, torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Public Relations Contact
Amy Pandya
R&CPMK for ElectraMeccanica
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Source: ElectraMeccanica Vehicles Corp.

Released February 17, 2021